UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCS Transactions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Fifth Street, Suite 2700
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ted Hansen 612-230-3129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 S 6th St, Ste 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 03 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Theodore R Hansen Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCS Transactions, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Minnesota
County of Hennipen

This instrument was acknowledged before me on 02/20/2020 (date) by Theodore Hansen (name(s) of person(s).

(Seal, if any)

Signature of notarial officer

Public Notary

Title (and Rank)

Jasmine Quevedo Sanchez
Notary Public, State of Minnesota
My Commission Expires 01/31/2024

My commission expires: 01/31/2024

CCS Transactions, LLC

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2019

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors of CCS Transactions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCS Transactions, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2015
Minneapolis, Minnesota
February 19, 2020

FINANCIAL STATEMENTS

Statement of Financial Condition

As of December 31, 2019

Assets		
Current Assets		
Cash	$	160,479
Accounts receivable		10,889
Total Assets	$	171,368
Liabilities and Member's Capital		
Liabilities		
Due to related party	$	5,037
Total Liabilities		5,037
Member's Capital		166,331
Total Liabilities and Member's Capital	$	171,368

Notes to Financial Statement are an integral part of this Statement.

Notes to Financial Statement

As of December 31, 2019

NOTE 1 - INDUSTRY OPERATIONS

CCS Transactions, LLC (the Company) is a Minnesota limited liability company offering investment banking advisory services related to mergers, acquisitions, and private placement services as well as variable life insurance products. The Company provides financial advisory and investment banking services to institutional clients primarily located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and its membership was approved on December 9, 2010. The Company is also a member of the Securities Investor Protection Corporation (SIPC). CCS Transactions, LLC is designated as a limited broker-dealer as it does not maintain any customer accounts or hold any customer funds or securities.

The Company is wholly owned by Chartwell Financial Advisory, Inc. (the Member).

Note 2 - Summary of Significant Accounting Policies

Aspects of a Limited Liability Company - As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of Member interest. Allocation of profits, losses and distributions are in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash - The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts. The Company believes it is not exposed to significant credit risk on cash.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. The Member reports all items of Company income, expense, gain and loss on its income tax returns and is liable for the resulting income tax liability on these items. Accordingly, the financial statements do not reflect a provision for income taxes.

Note 2 - Summary of Significant Accounting Policies (Continued)

Subsequent Events - The Company has evaluated subsequent events for recognition or disclosure through February 18, 2020, the date the financial statement was available to be issued.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2019, the Company had net capital of $155,442, which was $150,442 in excess of its required net capital of $5,000 and a ratio of aggregate indebtedness to net capital of 0.032 to 1.

Note 4 - Related Party Transactions

The Company has an expense-sharing agreement with its Member. It has been agreed by the parties that expenses will be allocated in accordance with the agreement whereby the Company will pay for labor expenses incurred by the Company and a share of the overhead expenses incurred by the Member. Overhead expenses are allocated based on the Company's share of labor expenses. As of December 31, 2019, the Company owed the Member $5,037 under this agreement.

CCS Transactions, LLC

February 20, 2020

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
413

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Securities and Exchange Commission
175 W. Jackson Boulevard Suite 900
Chicago, IL 60604

RE: Annual Audit Report – CCS Transactions, LLC **8-68203**

Please find enclosed our annual audited financial statement report as of and for the year ended December 31, 2019 and our audited statement of financial condition as of December 31, 2019. Please contact me with any questions.

Sincerely,

Theodore R. Hansen, CFO
CCS Transactions, LLC
150 South Fifth Street, Suite 2700
Minneapolis, MN 55402
612-230-3129 Direct
Ted.Hansen@ChartwellFA.com

Enclosure

Securities and Exchange Commission
Trading and Markets
MAR 04 2020
RECEIVED